NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 3, 2017

You are receiving this notification as Nevsun Resources Ltd. (“Nevsun” or the “Company”) will be using the notice and access model (“Notice and Access”) for the delivery of meeting materials to its shareholders in respect of its annual general and special meeting of shareholders to be held on May 3, 2017 (the “Meeting”).

Under Notice and Access, instead of receiving paper copies of the Company’s management information circular for the year ended December 31, 2016 (the “Information Circular”), and if requested, the audited annual consolidated financial statements and management discussion and analysis for the year ended December 31, 2016 (collectively, the “Meeting Materials”), shareholders are receiving this notice containing information on how to access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.  Together with this notification, shareholders will receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting.

The use of this alternative means of delivering Meeting Materials is more environmentally friendly and will reduce the Company’s printing and mailing costs.

MEETING DATE, LOCATION AND PURPOSES

The Meeting will be held at 9:00 a.m. (Pacific Time) on Wednesday, May 3, 2017, at the Four Seasons Hotel, Montague Room, 791 West Georgia Street, Vancouver, British Columbia, to:

1.	receive and consider the audited annual consolidated financial statements of the Company for the fiscal period ended December 31, 2016, with the report of the auditors therein;

2.	set the number of directors for the ensuing year at eight;

3.	elect the Directors and fix their terms of office;

4.	appoint KPMG LLP as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration;

5.	to consider and, if thought fit, pass an ordinary resolution to approve the confirmation, ratification and continuation of the Shareholder Rights Plan;

6.	consider and approve an advisory resolution with respect to the Company’s approach to executive compensation; and

7.	transact any other business as may properly come before the Meeting or any adjournments thereof.

Shareholders are reminded to review the meeting materials prior to voting.

ACCESSING MEETING MATERIALS ONLINE

The Meeting Materials (and the interim financial statement request card which is included in the proxy and voting instruction form) may be viewed online on the Company’s website www.nevsun.com/annualmeeting2017, or under Nevsun’s profile at www.sedar.com (Canada) or at www.sec.gov (USA), as of March 24, 2017.

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street,  Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS	Page 2

REQUESTING PRINTED MEETING MATERIALS

Shareholders may request printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them for up to one year from the date the Information Circular was filed on SEDAR by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time:  9:00 a.m. (Pacific Time) on May 1, 2017, or not later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).

VOTING PROCESS

This notice is accompanied by either a form of proxy for registered shareholders or a voting instruction form for beneficial (non-registered) shareholders.

Registered Shareholders are asked to return their proxies using one of the following methods by the proxy deposit date:

INTERNET:	www.investorvote.com

TELEPHONE:	Toll-free in North America: 1-866-732-8683

Outside North America: 312-588-4290

FACSIMILE:	1-866-249-7775

MAIL:	Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1

Beneficial (Non-registered) Shareholders are asked to return their proxies using one of the following methods by the proxy deposit date:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-474-7493

FACSIMILE:	905-507-7793

MAIL:	Data Processing Centre, PO Box 2800 STN LCD Malton, Mississauga, ON, L5T 2T7

Shareholders with questions about Notice and Access may contact the Company by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.

Dated at Vancouver, British Columbia, the 24th day of March, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Clifford T. Davis”

President, Chief Executive Officer, and Director

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street,  Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com